SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 14D-9

                               (RULE 14D-101)

        SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                                NEWCOR, INC.
                         (NAME OF SUBJECT COMPANY)
                                NEWCOR, INC.
                    (NAME OF PERSON(S) FILING STATEMENT)

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)

                                   651186
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                              JAMES J. CONNOR
                   PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                NEWCOR, INC.
                     1825 S. WOODWARD AVENUE, SUITE 240
                      BLOOMFIELD HILLS, MICHIGAN 48302
                         TELEPHONE: (248) 253-2400
    (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATION ON BEHALF OF THE PERSON(S) FILING STATEMENT).

                              WITH A COPY TO:

                               PETER C. KRUPP
              SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
                           333 WEST WACKER DRIVE
                          CHICAGO, ILLINOIS 60606
                               (312) 407-0700

 [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


 PRESS RELEASE DATED MAY 1, 2000

 NEWCOR, INC. TO REVIEW
 UNSOLICITED EXCHANGE OFFER BY EXX INC

 BLOOMFIELD HILLS, MI: May 1, 2000 -- Newcor, Inc. (Amex-NER) announced today that EXX Inc issued a press release and made public filings with the Securities and Exchange Commission on Friday, April 28th, 2000 with respect to its intention to commence a exchange offer for all of the outstanding common shares of Newcor for an undetermined amount of Class A common stock of EXX and/or cash with a purported value of $4.00 per share. The proposed exchange offer is subject to numerous conditions. At this time, no such offer has been formally commenced. The materials filed by EXX with the SEC have been referred to the Newcor Board of Directors for its review.

 According to EXX's public filings, EXX is a Las Vegas, Nevada-based holding company engaged in the design production and sale of "impulse toys," watches, kites, electric motors and cable pressurization equipment with net sales for the year ended December 31, 1999 of $21.2 million.

 Newcor urges all of its stockholders to take no action with respect to this unsolicited offer until its Board of Directors has had an opportunity to fully review and analyze the materials filed by EXX with the SEC. In the event EXX commences its exchange offer, the Board of Directors will formally respond to such offer as required by the rules and regulations of the SEC. Such a response would be sent to Newcor's stockholders as promptly as possible but not later than 10 business days after EXX formally commenced any such exchange offer.

 Newcor has retained Donaldson, Lufkin & Jenrette as its financial advisor, and Skadden, Arps, Slate, Meagher & Flom (Illinois) as its legal counsel, to assist the Board in evaluating EXX's proposal.

 Newcor is a leading manufacturer of precision machined components and assemblies for the automotive, medium-and heavy-duty truck and agricultural vehicle industries and is a manufacturer of custom rubber and plastic products primarily for the automotive industry. Newcor is also a supplier of standard and custom machines and systems primarily for the automotive and appliance industries.

 THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY. IT DOES NOT CONSTITUTE A SOLICITATION/RECOMMENDATION STATEMENT UNDER THE RULES AND REGULATIONS OF THE SEC. NEWCOR'S STOCKHOLDERS WILL BE ABLE TO OBTAIN SUCH SOLICITATION/RECOMMENDATION STATEMENT FOR FREE WHEN IT BECOMES AVAILABLE AT
 THE SEC'S WEB SITE AT WWW.SEC.GOV.   NEWCOR URGES ITS STOCKHOLDERS TO
 CAREFULLY REVIEW ANY SUCH SOLICITATION/RECOMMENDATION STATEMENT PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO ANY SUCH OFFER.